Filed by Community Health Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tenet Healthcare Corporation
Commission File No.: 001-07293
Forward-Looking Statements
Any statements made in this communication that are not statements of historical fact, including statements about our beliefs and expectations, including any benefits of the proposed acquisition of Tenet Healthcare Corporation (“Tenet”), are forward-looking statements within the meaning of the federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.
These forward-looking statements involve risks and uncertainties, and you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, our ability to obtain stockholder, antitrust, regulatory and other approvals for any proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, uncertainty of our expected financial performance following completion of any proposed transaction and other risks and uncertainties referenced in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this communication, speak only as of the date of this communication (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication relates to a business combination transaction with Tenet proposed by Community Health Systems, Inc. (“CHS”), which may become the subject of a registration statement filed with the SEC. CHS intends to file a proxy statement with the SEC in connection with Tenet’s 2011 annual meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Tenet. This material is not a substitute for any prospectus, proxy statement or any other document which CHS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to Community Health Systems, Inc. at 4000 Meridian Boulevard, Franklin, TN 37067, Attn: Investor Relations.

Participant Information
CHS and its directors, executive officers and nominees may be deemed to be participants in the solicitation of proxies in connection with Tenet’s 2011 annual meeting of shareholders. The directors of CHS are: Wayne T. Smith, W. Larry Cash, John A. Clerico, James S. Ely III, John A. Fry, William N. Jennings, M.D., Julia B. North and H. Mitchell Watson, Jr. The executive officers of CHS are: Wayne T. Smith, W. Larry Cash, David L. Miller, William S. Hussey, Michael T. Portacci, Martin D. Smith, Thomas D. Miller, Rachel A. Seifert and T. Mark Buford. The nominees of CHS are: Thomas M. Boudreau, Duke K. Bristow, Ph.D., John E. Hornbeak, Curtis S. Lane, Douglas E. Linton, Peter H. Rothschild, John A. Sedor, Steven J. Shulman, Daniel S. Van Riper, David J. Wenstrup, James O. Egan, Jon Rotenstreich, Gary M. Stein and Larry D. Yost. CHS and its subsidiaries beneficially owned approximately 420,000 shares of Tenet common stock as of January 7, 2011. Additional information regarding CHS’s directors and executive officers is available in its proxy statement for CHS’s 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement that CHS intends to file with the SEC in connection with Tenet’s 2011 annual meeting of shareholders.

On March 2, 2011, Wayne T. Smith, Chairman and Chief Executive Officer of Community Health Systems, Inc. (“CHS”), and W. Larry Cash, Executive Vice President and Chief Financial Officer of CHS, presented at the RBC Capital Markets Healthcare Conference. Some of their remarks included a discussion of CHS’s proposed acquisition of Tenet Healthcare Corporation (“Tenet”) and the expected proxy solicitation in connection with Tenet’s 2011 annual meeting of shareholders. Below are excerpts from the transcript of the presentation relating to Tenet.
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Wayne Smith, CHS: So people keep asking me, when are you going to change your $6.00? When are you going up on your share price? And I said we’re not. There’s no reason for us to do anything different than we’ve done in the past here until we get to the table. And, by the way, they haven’t invited us to the table yet, but I suspect they will before it’s all over with.
And there might be something there that we don’t know. Look, we may be — $6.00 may be too much. We may be overpaying at $6.00. Until we do due diligence, we don’t know. This is a company that — we just saw what they did in terms of their 2011 guidance in moving $64 million, which was a 2010 event, from California into the first quarter. I’m not sure that if you take that out of the first quarter, I don’t know what their first quarter is going to look like, but I can’t imagine it being too great without that.
So — having said that, we need to do due diligence on this company. And then, if there’s something there, if there’s more there, we’ll certainly take that in consideration. But we look forward to — there is clearly a big opportunity here. We acquired Triad back in 2007. We got about $275 million of synergies out of Triad. So we think the synergy number is pretty large here as well. But it’s a compelling case.
One of the things that we like about it strategically is that we’re in — they’re in 11 states, we’re in 10 of those states. For example, in Texas we have 18 hospitals; they have 10. So, again, we would have 28 hospitals in that state. They have four teaching institutions. We think this is really important. It would be very helpful to us. Great teaching institutions in terms of demonstrating quality, going forward. So we think there’s a lot of opportunity here both synergy-wise and then from an operating perspective in terms of developing our network.
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Larry Cash, CHS: I’ll just give you a little history. Every time we’ve ever done projections, whether it’s our IPO or for our own strategic plan for our Board or for Triad, we’ve hit or exceeded those expectations. We’ve done projections here. We think this works for us from a financing perspective. We’ve got the financing capability to do it. We’re very comfortable about the synergy number we’ve put out. We’ve got a lot of — some questions to answer as part of due diligence. We’ve read all the cost reports, all the conference notes. We’ve done as much as we could, and we think it would be a very good transaction from a financial perspective, and we’ll be very successful once we get the opportunity to do it.
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Frank Morgan, RBC Capital Markets: What about on this? I mean, a lot of people ask questions about the synergies and specifically how much you can carve out there? I think most people extrapolate from Triad to this, and they see some fairly significant numbers.
Wayne Smith, CHS: I think that’s fair. I mean, we got about $145 million out of the first year in Triad. So I think it’s fair to make those judgment calls. We haven’t talked about what we think the ultimate synergy number will be, but it’s significant.
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Frank Morgan, RBC Capital Markets: Okay. Back to that one final time — any structural difference between operating rural hospitals versus urban. Is there some magic difference that we don’t know about? Some people have raised that question. Anything that you can think of?
Wayne Smith, CHS: Absolutely not, absolutely not. You know, if you take our history in terms of even my personal history as far as operating large metropolitan hospitals, teaching hospitals, our operators have done it all. They continue to be able to do it all. We have mega hospitals in — you know, we have the largest hospital in Birmingham, the largest hospital in Fort Wayne. We have a lot of large hospitals across the country — all kinds of medical school affiliations, all of the above. There is no question that we have the ability to operate all sizes, all forms, of health care facilities.
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Wayne Smith, CHS: We think [the Tenet acquisition is] a very financeable transaction. We got a highly confident letter from Credit Suisse and one we’ll be receiving from Goldman Sachs. We’ve assumed about an 8% interest rate, which, in today’s environment, for the cash we’d spend is very financeable. Actually, it would probably be a little bit cheaper in today’s environment. So we think we’ve assumed an appropriate interest rate [for the] transaction. We’ve got plenty of room in our existing debt. We’ve changed — amended our debt — last November to allow us to assume the Tenet debt.

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